Exhibit 3(ii)

Amendment to Bylaws

Amended Article III, Section 2 and Section 3 of the Company’s Bylaws:

Section 2. The Board of Directors shall consist of not less than five (5) nor more than ten (10) persons serving for a term of one year, as provided in the Certificate of Incorporation.  At each Annual Meeting of the Shareholders, the Shareholders shall elect Directors to serve for a term of one year and until their respective successors shall be duly elected and qualified.

Except in a contested election, Directors shall be elected by a majority of the votes cast by the shares entitled to vote in the election of directors at the Annual Meeting of the Shareholders at which a quorum is present (that is, if the votes cast for a nominee’s election as a Director exceed the votes cast against such nominee’s election as a Director).  The Board of Directors shall adopt a policy under which, in an uncontested election, any Director who is not reelected by a majority of the votes cast shall tender his or her resignation to the Board of Directors, and the Board of Directors shall determine whether to accept or reject the resignation, or whether other action should be taken.

In a contested election, Directors shall be elected by a plurality of the votes cast at an Annual Meeting of the Shareholders at which a quorum is present.

An election shall be considered to be contested if, as of the record date for such Annual Meeting, there are more nominees for election to the Board of Directors than there are positions on the Board of Directors to be filled by election at the Annual Meeting.

Notwithstanding the foregoing, the number of persons constituting the Board of Directors may be increased or decreased by vote of the Directors then in office; provided, however, a decrease in the number of Directorships shall not affect the unexpired term of any Director in office who shall continue until the expiration of his or her term.

Section 3. Whenever any vacancy shall occur in the Board of Directors (including vacancies created by an increase in the number of Directors), the remaining Directors in office, although less than a quorum, may fill the vacancy by majority vote. The person elected to fill such vacancy shall hold office until the next Annual Meeting of the Shareholders, and until his successor shall be duly elected and qualified.